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                              February 1, 2023

       William Delgado
       Chief Financial Officer
       NaturalShrimp Inc.
       5501 LBJ Freeway, Suite 450
       Dallas, TX 75240

                                                        Re: NaturalShrimp Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 29, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 14,
2022
                                                            File No. 000-54030

       Dear William Delgado:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Expenses, page 34

   1. Please expand your disclosures to present and discuss Other Income (Expense) for the year ended March 31,
2022 versus March 31, 2021.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue, page 34

   2.                                                   Please provide
additional insight, discussion and analysis related to your initial sample orders to customers.
Refer to Item 303 of Regulation S-K.
 William Delgado
NaturalShrimp Inc.
February 1, 2023
Page 2
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

3. We note cash paid for License Agreement was $2,350,000. Please reconcile for us this amount with the disclosure in Note 6, page F-13.
Note 2 - Summary of Significant Accounting Policies, page F-8

4. Please disclose your revenue recognition accounting policy, and provide any applicable disclosures required by ASC 606. Separately address your accounting for initial sample orders.
Form 10-Q for the Quarterly Period Ended September 30, 2022

Note 7 - Stockholders' Equity
Common Stock Issued in Relation to Business Agreement, page 16

5. Please tell us and disclose how you accounted for the 250,000 common shares issued in relation to a trial distribution agreement. As part of your response, clarify whether you applied the guidance in ASC 606-10-32-25 through 32-27. In addition, explain to us in further detail the following disclosure: The shares will be paid by the Company withholding sufficient profits from the sale by the other party of the live shrimp.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Fay at 202-551-3812 or Jeanne Baker, Senior Accountant, at
202-551-3691 with any questions.



                                                               Sincerely,
FirstName LastNameWilliam Delgado
                                                               Division of
Corporation Finance
Comapany NameNaturalShrimp Inc.
                                                               Office of
Industrial Applications and
February 1, 2023 Page 2                                        Services
FirstName LastName